EXHIBIT 11

                                   GANNETT CO., INC.
                          Calculation of Earnings Per Share



                      Thirteen weeks ended            Thirty-nine weeks ended
                 Sept. 25, 1994  Sept. 26, 1993   Sept. 25, 1994  Sept. 26, 1993
                 --------------  --------------   --------------  --------------

Net Income        $105,531,000     $88,780,000     $316,015,000    $268,775,000
                 ==============  ==============   ==============  ==============

Weighted average
 number of
 common shares
 outstanding       143,465,000     146,676,000      145,919,000     146,364,000
                 ==============  ==============   ==============  ==============

Net income
 per share               $0.74           $0.61            $2.17           $1.84
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